Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Mr. Al Campbell

December 1, 2025

Re:	Regen BioPharma, Inc. Offering Statement on Form 1-A Filed November 17, 2025 File No.: 024-12684

Dear Mr. Campbell

Regen Biopharma, Inc. (the “Company”) hereby requests qualification of the above-referenced offering statement at 9:30 a.m., Eastern Time, on December 3 2025 or as soon thereafter as is practicable.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should require any additional information or clarification, please do not hesitate to contact me.

Very truly yours,

/s/ David R.Koos
David R. Koos,
Chairman & CEO